Exhibit 99.1

NEWS RELEASE

Fortuna completes sale of non-core San Jose Mine, Mexico

Vancouver, April 14, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce the successful completion of the sale of its 100 percent interest in Compañia Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) to JRC Ingeniería y Construcción S.A.C. (“JRC”), a private Peruvian company (the “Transaction”). Cuzcatlan is the owner of a 100 percent interest in the San Jose Mine in the state of Oaxaca, Mexico. The Transaction closed simultaneously with the execution of a definitive share purchase agreement (the “Share Purchase Agreement”).

Details of the Transaction

Under the terms of the Share Purchase Agreement, JRC acquired all of the issued and outstanding shares of Cuzcatlan held by Fortuna’s subsidiaries in consideration for:

•	the payment of US$6.5 million;
•	the payment of approximately US$1.2 million for pre-paid working capital items and tax receivables by April 30, 2025; and
•	the right to receive up to approximately US$8.3 million upon the completion of certain conditions.

In addition, Fortuna retains a 1.0 percent net smelter royalty on production from the San Jose Mine concessions payable after the first 6.1 million ounces of silver and the first 44,000 ounces of gold or 119,000 gold equivalent ounces have been mined or extracted from the property.

About the San Jose Mine

Fortuna successfully built, expanded, and operated the underground San Jose mine for thirteen years, developing it into one of the 12 largest primary silver producers in the world for several years. In December 2024, the Company placed the mine on care and maintenance due to its higher operating costs and the exhaustion of its mineral reserves and initiated a strategic process to divest of this non-core asset. The San Jose mine still holds a small mineral resource inventory which does not meet Fortuna’s economic criteria for mineral reserve classification.

INFOR Financial Inc. acted as financial advisor to Fortuna.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with four operating mines and exploration activities in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long- term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, the anticipated receipt of future cash payments on the applicable post-closing dates, in addition to the net smelter returns royalty and Fortuna's right to receive certain additional payments upon the completion of certain conditions post-closing; and the Company’s business strategy, plans and outlook. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold, silver, and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to, that any future payments in connection with the cash consideration, net smelter returns royalty or any future additional payments will be paid to the Company; expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.